September 6, 2018

Rolaine S. Bancroft

Senior Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	California Republic Auto Receivables Trust 2014-4

California Republic Auto Receivables Trust 2015-1

California Republic Auto Receivables Trust 2015-2

California Republic Auto Receivables Trust 2015-3

Forms 10-K for Fiscal Year Ended December 31, 2017

Filed March 30, 2018

File Nos. 333-199204-01, 333-199204-02, 333-199204-03 and 333-199204-04

Dear Ms Bancroft:

California Republic Funding LLC hereby responds to the comment set forth in your letter of August 28, 2018.

We hereby confirm that, with respect to each issuing entity referenced above, Mechanics Bank has informed us that it assessed whether the aggregation of information is mathematically accurate and the information conveyed accurately reflects the information (in each case within the meaning of Item 1122(d)) as part of its assessments and the auditors’ attestation reports of applicable servicing criteria under Item 1122(d) for the year ended December 31, 2017. We hereby confirm that Mechanics Bank has informed us that in future Form 10-K filings for all transactions for which Mechanics Bank acts as servicer, the servicer assessment reports and related attestation reports will include an assessment of compliance with Item 1122(d)(1)(v).

Please let me know if you require additional information or if I can be of further assistance.

Very truly yours,

/s/ John W. DeCero

John W. DeCero

Manager

California Republic Funding LLC

cc:	Lulu Cheng, Securities and Exchange Commission

Siegfried Knopf, Sidley Austin LLP